PIMCO ETF Trust

Supplement Dated August 25, 2017 to the Actively Managed
 ExchangeTraded Funds Prospectus dated October 31, 2016, as supplemented from time to time (the Prospectus)


The PIMCO Foreign Bond Active ExchangeTraded Fund (U.S.
 DollarHedged), PIMCO InflationLinked Active ExchangeTraded
 Fund and PIMCO Low Duration InvestmentGrade Corporate Bond Active ExchangeTraded Fund each may invest up to 10% of its total assets in preferred stock, convertible securities and other equity securities. The PIMCO Fundamental IndexPLUS(R) AR Active ExchangeTraded Fund and PIMCO International Fundamental IndexPLUS AR Strategy Active ExchangeTraded Fund each may invest up to 10% of its total assets in preferred stock. The PIMCO Enhanced Low Duration Active ExchangeTraded Fund may invest a de minimis amount of its total assets (i.e., less than 5% of its total assets) in preferred stock, convertible securities and other equityrelated securities.